EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended

March 31, 2026

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	March 31,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$1,604,100	$3,577,138
Short-term investments	417,478	343,075
Accounts receivable (Note 3)	2,863,815	2,928,840
Contract assets (Note 3)	1,430,539	1,303,051
Prepaid expenses and deposits	530,476	217,242
	6,846,408	8,369,346
Long-term assets
Deposits	43,309	249,155
Property and equipment	372,292	388,792
Right of Use Assets (Note 4)	2,162,787	2,231,620
Intellectual property (Note 5)	7,648,339	8,072,967
	$17,073,135	$19,311,880
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,102,530	$1,662,048
Income tax payable	496,965	496,965
Deferred revenue (Note 7)	482,189	-
Current portion of convertible debentures (Note 8)	-	89,826
Current portion of long-term debt	111,111	111,111
Current portion of lease obligations (Note 9)	728,265	752,378
	2,921,060	3,112,328
Long-term liabilities
Long-term debt	462,963	490,741
Long-term lease obligations (Note 9)	673,300	820,924
Asset retirement obligations	23,926	23,311
	1,160,189	1,334,976
	4,081,249	4,447,304
Shareholders' equity
Common shares (Note 11): - authorized unlimited
Issued: 119,461,425 (2025 – 118,596,228) common shares	115,791,378	115,497,385
Contributed capital	10,197,572	9,948,836
Deficit	(112,997,064)	(110,581,645)
	12,991,886	14,864,576
Going Concern (Note 1)	$17,073,135	$19,311,880

Commitments (Note 10)
Subsequent event (Note 3)

Signed "Charles Selby"	Signed "Gerry Sheehan"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 1 ]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2026	2025
Revenue
SFD® related revenue (Note 16)	$107,801	$12,464,071
Expenses
SFD® related costs, net	411,139	2,331,830
General and administrative expenses (Notes 13, 17)	1,717,190	1,108,367
Amortization	475,536	476,897
	2,603,865	3,917,094
Other expenses (income)
Interest expense, net	3,362	250,632
Foreign exchange loss (gain)	(85,010)	(65,081)
Loss (gain) on remeasurement of convertible debentures (Note 8)	(6,584)	669,543
Other	7,587	7,365
	(80,645)	862,459

Income (loss) before income taxes	(2,415,419)	7,684,518

Income tax expense	-	-

Net income (loss) and comprehensive income (loss)	$(2,415,419)	$7,684,518
Net income (loss) per share (Note 12)
Basic	$(0.02)	$0.10
Diluted	$(0.02)	$0.08

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 2 ]

 ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2026	2025
Cash from (used in):
Operating activities
Net income (loss)	$(2,415,419)	$7,684,518
Items not affecting cash:
Stock based compensation expense (Note 13)	336,678	198,915
Amortization	475,536	476,897
Accretion expense	615	613
Non-cash lease amortization and accretion (Note 9)	60,161	58,316
Unrealized foreign exchange gain	(51,775)	(44,928)
Loss on disposal of assets and lease modification	-	404
Remeasurement of convertible debentures (Note 8)	(6,584)	669,543
Change in non-cash working capital balances (Note 15)	(101,472)	(7,509,139)
Lease payments (Note 9)	(60,168)	(60,168)
	652,991	(6,209,547)
Net cash from (used in) operating activities	(1,762,428)	1,474,971

Financing activities
Proceeds from the employee share purchase plan (Note 13)	11,590	15,776
Repayment of long-term debt	(27,778)	(27,778)
Repayment of lease obligation (Note 9)	(145,358)	(135,221)
Net cash from used in financing activity	(161,546)	(147,223)

Investing activity
Purchase of property and equipment, net	-	(31,193)
Purchase from short-term investments	(68,435)	(213,940)
Net cash used in investing activity	(68,435)	(245,133)

Effect of foreign exchange rate changes on cash and cash equivalents	19,371	4,347

Net increase (decrease) in cash and cash equivalents	(1,973,038)	1,086,962
Cash and cash equivalents, beginning of the period	3,577,138	730,395
Cash and cash equivalents, end of the period	$1,604,100	$1,817,357

Supplemental information
Cash interest paid (received)	$(5,277)	$213,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 3 ]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2026	2025

Common Shares
Balance at beginning of the period	$115,497,385	$98,262,510
Issuance of common stock, net of share issuance costs for: (Note 11)
Equity based transaction with non-employee	-	108,455
Employee Share Purchase Plan	22,054	31,552
Restricted Stock Unit Plan	188,587	39,035
Conversion of convertible debentures	83,352	-
Balance at end of the period	115,791,378	98,441,552
Contributed Capital
Balance at beginning of the period	9,948,836	9,739,322
Transfer of equity to common shares (Note 11)	-	(108,455)
Recognition of stock-based compensation expense (Note 13)	248,736	140,725
Balance at end of the period	10,197,572	9,771,592
Deficit
Balance at beginning of the period	(110,581,645)	(108,264,496)
Net income (loss)	(2,415,419)	7,684,518

Balance at end of the period	(112,997,064)	(100,579,978)

Total Shareholders' Equity at end of the period	$12,991,886	$7,633,166

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 4 ]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”).

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. This method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements for the period ended March 31, 2026 (the” Consolidated Financial Statements”) of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these Consolidated Financial Statements have been issued but has had positive progress during the last year to improve its current cash position.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Page | 5

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

Use of Estimates and Judgements

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management's best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2026 and 2025, the estimates and judgments included the assessment of impairment indicators of intellectual property and recognition of SFD® related revenue.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD® related revenues, market capitalization and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, reaching the final milestone payment for the geothermal right, lease interest rates and terms, the fair value of convertible debentures, and the assumptions used to measure stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These Consolidated Financial Statements for the period ending March 31, 2026, have been prepared by management in accordance with generally accepted accounting principles of US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statement for the fiscal year ended December 31, 2025. There were no new policies adopted on January 1, 2026.

Page | 6

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

3. Accounts receivable and Contract Assets

	March 31,	December 31,
	2026	2025
Total receivables and contract assets	$4,232,956	$4,135,241
Contract assets	(1,430,539)	(1,303,051)
Trade receivables	2,802,417	2,832,190
Other receivables	61,398	96,650
Net Accounts receivable	2,863,815	2,928,840
Allowance for doubtful accounts	-	-
Accounts receivable	2,863,815	2,928,840

Aging of trade receivable as of March 31, 2026

Current	$-
0-90 days	1,261,197
91-180 days	-
>180 days	1,541,220
2,802,417

Allowance for Doubtful Accounts

The amount that was greater than 180 days overdue ($1,541,220) was paid subsequent to March 31, 2026.

Contract Assets

Contract assets are revenues not invoiced as of March 31, 2026.

Movement in contract assets
	US$	CDN$
Balance, January 1, 2025	$-	$-
2025 Revenue	11,486,476	16,351,286
2025 Revenue invoiced per contract milestones	(10,536,943)	(15,048,235)
Balance, December 31, 2025	949,533	1,303,051
Revenue for the quarter ended March 31, 2026	78,452	107,801
Foreign exchange gain	-	19,692
Balance, March 31, 2026	1,027,985	1,430,544

Page | 7

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

4. Right of use assets

	March 31, 2026
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$2,126,336	$1,341,903
Office Building	2,324,694	1,505,949	818,745
Printer	9,716	7,577	2,139
	5,802,649	3,639,862	2,162,787

	December 31, 2025
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$2,091,929	$1,376,310
Office Building	2,324,694	1,472,261	852,433
Printer	9,716	6,839	2,877
	5,802,649	3,571,029	2,231,620

Aircraft

On March 22, 2024, the Company extended its Aircraft lease for three years to March 28, 2027. The Company will own the aircraft at the end of the lease term. Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on September 28, 2026. The purchase price would be the amortized value of the lease liability, plus a four-months of interest. The lease is being treated as a finance lease.

5. Intellectual property

	March 31, 2026
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right	$25,271,000	$17,830,517	$7,440,483
SFD® Geothermal Right	275,610	67,754	207,856
	25,546,610	17,898,271	7,648,339

	December 31, 2025
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right	$25,271,000	$17,409,334	$7,861,666
SFD® Geothermal Right	275,610	64,309	211,301
	25,546,610	17,473,643	8,072,967

Page | 8

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”). The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) during 2021. The Hydrocarbon Right and Geothermal Right were recorded at the fair value of the consideration transferred and are capitalized.

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5-year aggregate total of $8.5 million.

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

On December 23, 2025, NXT acquired remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology. The consideration paid for these remaining SFD® rights have been expensed.

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2024	$9,546,399	$225,082	$9,771,481
Amortization for 2025	(1,684,733)	(13,781)	(1,698,514)
Net book value at December 31, 2025	7,861,666	211,301	8,072,967
Amortization for 2026	(421,183)	(3,445)	(424,628)
Net book value at March 31, 2026	7,440,483	207,856	7,648,339

6. Accounts payable and accrued liabilities

	March 31,	December 31,
	2026	2025
Accrued liabilities related to:
Consultants and professional fees	$124,650	$72,434
Payroll related	481,004	496,457
Board of director’s fees	313,718	291,218
Interest payable	184	13,430
	919,556	873,539
Trade payables and other	182,974	788,509
	1,102,530	1,662,048

At March 31, 2026, payroll related includes $36,215 (2025 - $20,895) accrued for RSUs.

7. Deferred revenue

As of March 31,2026, the company has received $482,189 (US$346,500) of deposits for signed SFD® contracts that is expected to commence during 2026.

Page | 9

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

8. Convertible Debentures

There were no convertible debentures outstanding as at March 31, 2026.

Between May 31, 2023, and November 12, 2024, the Company issued a total of US$6,172,000 of convertible debentures. US$6,127,000 of the debentures were converted into common shares during 2025 and US$45,000 were converted into 248,893 common shares on January 5, 2026. The fair value of the convertible debentures is determined using valuation techniques that incorporate significant unobservable inputs and is classified as Level 3 within the fair value hierarchy. Key inputs include the market price of the Company’s common shares, expected share price volatility, remaining term to maturity, and the contractual conversion price.

During the three months ended March 31, 2026, the Company recognized a gain of $6,584 related to the remeasurement of convertible debentures, which is included in other expenses in the consolidated statements of loss and comprehensive loss.

Movement in convertible debentures	US$	CDN$
Balance, January 1, 2025	$6,378,141	$9,174,957
Fair value remeasurement of convertible debentures held at the beginning of the year	3,960,005	5,418,502
Conversion to common shares	(10,272,690)	(14,114,800)
Foreign exchange	-	(388,833)
Balance, December 31, 2025	65,456	89,826
Fair value remeasurement on January 5, 2026	(4,826)	(6,584)
Conversion to common shares on January 5, 2026	(60,630)	(83,352)
Foreign exchange	-	110
Balance, March 31, 2026	-	-

Debenture Conversions

On May 30, 2025, Ataraxia Capital (“Ataraxia”) converted $3,175,480 (US$2,300,000) of convertible debentures into 13,540,208 commons shares at conversion prices of US$0.143 and US$0.24 per common share.

On June 26, 2025, MCAPM, LP and Michael P. Mork (“Mork Capital”) converted convertible debentures with a face value US$3,375,000 into 15,605,088 common shares at conversion prices of US$0.1808 and US$0.25 per common share. The common shares related to the Mork Capital convertible debenture were recognized at their fair value using Level 3 inputs, resulting in a fair value of $9,986,066 (US$7,282,838) on the date of conversion.

On September 23, 2025, US$49,000 face value of convertible debentures were converted into 271,017 common shares of NXT at a conversion price of US$0.1808. The common shares related to the September 23, 2025, conversion of convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of $153,571 (US$111,078) on the date of conversion.

Page | 10

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

During December 2025, US$677,000 face value of convertible debentures were converted into 2,228,979 common shares of NXT at a conversion price of US$0.1808. The common shares related to the December 2025, conversion of convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of $799,683 (US$578,774) on the dates of conversion.

On January 5, 2026, US$45,000 face value of convertible debentures were converted into 248,893 common shares of NXT at a conversion price of US$0.1808. The common shares converted were recognized at their fair value using Level 3 inputs, resulting in a fair value of C$83,352 (US$60,630) on the date of conversion.

The fair value attributed to convertible debentures was determined utilizing the following key weighted average assumptions:

For the year	2026	2025
Volatility	98%	99%
Term to maturity (years)	0.01	0.64
Price of common shares	$0.24	$0.41

Interest expense for convertible debentures:	For the three months ended March 31,
	2026	2025
$US	$611	$152,186
$CDN	$840	$222,706

9. Lease obligations

	For the three months ended March 31, 2026	For the year ended December 31, 2025
Opening balance, January 1	$1,573,302	$2,301,542
Additions	-	-
Operating lease payments	(60,168)	(240,676)
Finance lease principal payments	(145,358)	(565,969)
Lease accretion	25,743	113,041
Foreign exchange	8,046	(34,636)
Closing Balance	1,401,565	1,573,302
Current portion of lease obligations	728,265	752,378
Long-term lease obligations	673,300	820,924

Page | 11

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:	Finance Lease1.	Operating Leases	Total
2026	503,343	180,222	683,565
2027	112,813	237,252	350,065
2028	-	237,252	237,252
2029	-	237,252	237,252
2030	-	177,939	177,939
Total lease payments	616,156	1,069,917	1,686,073
Less imputed interest	(35,468)	(249,040)	(284,508)
Total discounted lease payments	580,688	820,877	1,401,565
Current portion of lease obligations	580,688	147,577	728,265
Non-current portion of lease obligations	-	673,300	673,300

1. Converted at 1.3916

As of March 31, 2026, the Company’s aircraft lease was a financing lease, and the other leases were operating leases. The weighted average incremental borrowing rate for all leases is 10.8%. None of the leases have an option to extend past their current terms. The weighted average remaining lease terms at March 31, 2026, is 3.1 years. The Company’s total operating lease expenditures for the period ended March 31, 2026, were $60,168 (2025-$60,168). The Company’s total financing lease expenditures for the period ended March 31, 2026, was $165,484 (2025-$172,853), including interest expense of approximately $20,126 (2025-$38,129). Lease expense for operating leases are included in general and administrative expenses, while finance lease expenses are included in both amortization and interest expense, net.

Non-cash lease amortization and accretion

	For the three months ended March 31,
	2026	2025
Amortization of lease incentives and other	$-	$(1,890)
ROU asset amortization	34,426	30,459
Lease liability accretion	25,735	29,747
	60,161	58,316

Page | 12

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

10. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the year ending December 31,	Office Premises
2026	122,551
2027	163,401
2028	163,401
2029	163,401
2030	122,551
Total	735,305

11. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months ended March 31,
	2026		2025
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	118,596,228	115,497,385	78,495,184	98,262,510
Employee Share Purchase Plan (Note 13)	65,609	22,054	131,556	31,552
Restricted Stock Units (Note 13)	550,695	188,587	194,206	39,035
Conversion of convertible debentures (Note 8)	248,893	83,352	-	-
Equity based transaction with non-employee	-	-	634,439	108,455
As at the end of the period	119,461,425	115,791,378	79,455,385	98,441,552

Equity based transaction with non-employee:

On October 1, 2023, the Company entered into a service agreement with a marketing consultant (the “Consultant”) to provide sales and marketing services to introduce potential customers to the Company’s SFD® technology, attend trade shows, and update the Company’s marketing systems. The Consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024. 634,439 common shares issued to the Consultant on January 29, 2025.

Page | 13

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

12. Net income (loss) per share

Net income (loss) per share – Basic

	For the three months ended March 31,
	2026	2025
Net income (loss) for the period	$(2,415,419)	$7,684,518
Basic weighted average number of shares outstanding for the period	118,976,356	79,074,967
Net income (loss) per share – Basic	$(0.02)	$0.10

Net income (loss) per share – Diluted

	For the three months ended March 31,
	2026	2025
Net income (loss) for the period	$(2,415,419)	$7,684,518
Adjustment for debenture interest expense	-	222,706
Accumulated change on fair value of convertible debentures	-	966,078
Adjusted net income (loss) for diluted share calculation	(2,415,419)	8,873,302

Weighted average number of shares outstanding for the period -Basic	118,976,356	79,074,967
Adjustments for:
Convertible debentures	-	31,894,191
Stock-based compensation	-	4,685,758
Equity transaction with non-employee	-	204,430
Weighted average number of shares outstanding for the period - Diluted	118,976,356	115,859,346
Net income (loss) per share – Diluted	$(0.02)	$0.08

In periods in which a loss results, all outstanding stock options, RSUs, deferred share units (“DSUs”) and potential shares from convertible debentures have been excluded from the diluted loss per share calculations if their effect is anti-dilutive.

13. Share-based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at March 31, 2026, include stock options, DSUs, RSUs, and the employee share purchase plan (“ESP Plan”). The following tables provide information about stock option, RSUs, DSUs, and ESP Plan activity.

Page | 14

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

	For the three months ended March 31,
	2026	2025
Stock Option Expense	209,986	$101,975
Deferred Share Units	38,750	38,750
Stock-based compensation expense in Contributed Capital	248,736	140,725

Employee Share Purchase Plan	10,464	15,776
Restricted Stock Units	77,478	42,414
Total stock-based compensation expense	336,678	198,915

Stock Options:

The following is a summary of stock options which are outstanding as at March 31, 2026.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.200	166,200	166,200	2.2
$0.203	1,400,000	-	3.9
$0.216	1,553,334	440,000	1.8
$0.252	78,850	78,850	2.5
$0.259	100,000	33,333	2.5
$0.260	52,650	52,650	1.8
$0.264	177,200	177,200	1.8
$0.309	4,350,000	50,000	4.7
	7,878,234	998,233	3.8

The continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025:

	For the three months ended		For the year ended
	March 31, 2026		December 31 2025
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	7,878,234	$0.27	2,647,820	$0.30
Granted	-	$-	5,750,000	$0.28
Exercised	-	$-	(310,799)	$(0.21)
Forfeited	-	$-	-	$-
Expired	-	$-	(208,787)	$(0.48)
Options outstanding, end of the period	7,878,234	$0.27	7,878,234	$0.27
Options exercisable, end of the period	998,233	$0.23	998,233	$0.23

Page | 15

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

On December 16, 2025, the Company granted 4,300,000 incentive stock options at a strike price of $0.309 to employees and directors of the Company. One half of these stock options will vest when the Company achieves a trailing twelve-month free cash flow per share of $0.15. The other half will vest when the Company achieves a trailing 12-month revenue of $25,000,000. The Company is currently recognizing Stock based compensation expense (“SBCE”) for these stock options. None have vested as of March 31, 2026.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10. The Company is currently recognizing SBCE for these stock options. None have vested as of March 31, 2026.

On January 6, 2023, the Company announced the grant of 2,050,000 performance stock options at a price of $0.216 to employees, officers and directors. These stock options vest upon receipt of cash for SFD® services performed as per the following schedule.

Vesting Target	Vested
1/3 vest upon the collection of US$6.5 million	Yes
1/3 vest upon the collection of the next US$7.0 million	No
1/3 vest upon the collection of an additional US$7.5 million	No

Approximately 1,653,334 of these options are outstanding as of March 31, 2026, of which 473,333 are vested.

SBCE is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the three months ended	For the year ended
	March 31, 2026	December 31, 2025
Expected dividends paid per common share	-	Nil
Expected life in years	-	5.0
Weighted average expected volatility in the price of common shares	-	115%
Weighted average risk-free interest rate	-	3.16%
Weighted average fair market value per share at grant date	-	$0.23
Forfeiture rate	-	11.5%

Page | 16

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025, are as follows:

	For the three months ended	For the year ended
	March 31, 2026	December 31, 2025
Opening balance	525,153	120,226
Granted	103,607	404,927
Closing balance	628,760	525,153

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. Historically, the Company settled the RSUs that vested with shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2025, are as follows:

For the three months ended			For the year ended
	March 31, 2026		December 31, 2025
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the period	2,484,998	$0.35	915,000	$0.16
Granted	-	-	1,875,000	$0.20
Common shares issued	(550,695)	$(0.34)	(194,206)	$(0.20)
Payroll withholdings settled in cash	(379,308)	$(0.34)	(110,796)	$(0.20)
RSUs outstanding, end of the period	1,554,995	0.40	2,484,998	$0.35

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. Historically, the Company has elected to issue common shares from treasury.

Page | 17

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025, are as follows:

	For the three months ended		For the year ended
	March 31, 2026		December 31, 2025
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	34,325	$11,590	132,904	$43,495
Matched by the Company	31,284	10,464	132,904	43,494
Total Common Shares issued	65,609	22,054	265,808	86,989

14. Financial instruments

Non-derivative financial instruments

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity. The Company has determined that long-term debt approximates its fair value as the interest rate approximates market rates.

Convertible debentures

The Company has elected to measure the convertible debentures at fair value under ASC 815. Therefore, changes in fair value were measured through profit and loss.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents, and accounts receivable reflects management’s assessment of maximum exposure to credit risk. As at March 31, 2026, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings. The Company manages accounts receivable credit risk by usually requiring advance payments before commencing certain contract milestones and when possible, accounts receivable insurance.

Please see Note 3 for an analysis of overdue accounts receivable.

Page | 18

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and pricing its SFD® survey contracts in US$. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As of March 31, 2026, the Company held net United States dollar assets totaling approximately US$3,671,390. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at March 31, 2026, would have had an approximately $510,911 effect on the unrealized foreign exchange gain or loss for the period.

15. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended March 31,
	2026	2025
Accounts receivable and contract assets	$(25,333)	$(6,848,575)
Prepaid expenses	(105,936)	3,843
Deposits	1,441	1,441
Accounts payable and accrued liabilities	(443,523)	(162,527)
Deferred revenue	471,879	(503,321)
	(101,472)	(7,509,139)

16. Revenue and geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all its survey operations from its head office in Canada and occasionally maintains administrative offices in foreign locations when needed. Management has concluded that the Company operates in a single operating and reportable segment.

Revenues for the three months ended March 31, 2026, and 2025 were generated solely by the Hydrocarbon Right and two different customers. There were no revenues attributable to the Geothermal Right. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

	For the three months ended March 31,
Opening balance	2026	2025
Asia	$107,801	$-
Africa	-	12,464,071
Total International	107,801	12,464,071
Canada	-	-
	107,801	12,464,071

At March 31, 2026, $943,938 (US$678,311) of the remaining performance obligations for two customers remain unsatisfied. The Company expects to realize these unsatisfied performance obligations by June 30, 2026.

Page | 19

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

In the three months ended March 31, 2026, 100% of the SFD® related revenue was generated by one customer. In the three months ended March 31, 2025, 100% of the SFD® related revenue was generated by another customer. The $2,802,417 overdue accounts receivable as at March 31, 2026, is with two customers (Note 3).

17. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities include a total of $11,238 ($41,540 as at December 31, 2025) payable to this law firm.

Another member of the Board was a board member of Pana Holdings Mauritius, the parent company of Ataraxia until May 1, 2025. Ataraxia held two-year term convertible debentures until May 30, 2025 (Note 8). The terms of the convertible debentures issued to Ataraxia included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.143 and US$0.24 per common share. The debentures were able to be converted into either common shares or voting preferred shares with an annual dividend rate of 10% paid per quarter for the preferred shares, and they could have been converted on a one-to-one basis into common shares. The convertible debentures were payable on demand.

A third member of the Board is an employee of Mork Capital, which held two-year term convertible debentures until June 26, 2025 (Note 8). The terms of the convertible debentures issued to Mork Capital included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.1808 and US$0.25 per common share.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, transferred into convertible debentures (Note 8), for a total of US$147,000 (CDN$196,686). All of these convertible debentures were converted into common shares of NXT by January 5, 2026. In addition, accounts payable and accrued liabilities at December 31, 2025, include a total of $nil, (December 31, 2025 - $2,954 or US$2,152) to Board members for accrued interest on the convertible debentures. The terms of the convertible debentures issued to members of the Board included an annual interest rate of 10%, paid quarterly in arrears with conversion price of US$0.1808 per common share.

Accounts payable and accrued liabilities include $313,718 ($291,218 as at December 31, 2025) for Board fees.

Related party expenses

	For the three months ended March 31,
	2026	2025
Legal Fees	$11,813	$14,209
Interest Expense1.	$85	$205,700
Board of director fees	$61,250	$53,750

1. US$62 for the three months ended March 31, 2026, and US$143,556 for the three months ended March 31, 2025. Includes interest expense for Board of directors, Ataraxia (2025 only), and Mork Capital (2025 only).

Page | 20

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

18. Segment Reporting

The Chief Executive Officer of NXT Energy Solutions Inc. serves as the Company's Chief Operating Decision Maker ("CODM"). The Company operates as a single business segment, focused primarily on the SFD® surveys.

As a single-segment entity, the Company complies with ASC 280-10-50-20, reporting segment profit or loss, significant expenses, and other segment items. Given that the Company has one revenue stream and limited number of revenue contract, the CODM is focused on SFD®-revenue, SFD®- related costs and general and administrative expenses.

Since the Company’s single segment represents the entire entity, certain financial information may be referenced in the primary financial statements instead of duplicated in segment disclosures.

	For the three months ended March 31,
	2026	2025
SFD®-related revenue	$107,801	$12,464,071
Expenses:
Aircraft operations	325,754	1,028,186
Survey projects	85,385	1,303,644
SFD®-related costs, net	411,139	2,331,830
Salaries, benefits and consulting charges	816,846	340,373
Board and professional fees, public company costs	213,509	316,014
Premises and administrative overhead	213,896	192,296
Business development	136,261	60,769
Stock-based compensation	336,678	198,915
Total general and administrative expenses	1,717,190	1,108,367
Amortization	475,536	476,897
Interest expense, net	3,362	250,632
Foreign exchange (gain) loss	(85,010)	(65,081)
Loss (gain) on fair value remeasurement	(6,584)	669,543
Other expenses	7,587	7,365
Segment net income (loss) before income taxes	(2,415,419)	7,684,518
Income tax expense	-	-
Consolidated net income (loss)	(2,415,419)	7,684,518

Page | 21